Exhibit 99.1

JD.com Announces Board and Shareholder Changes

Beijing, China, December 23, 2021––JD.com, Inc. (the “Company” or “JD.com”) (Nasdaq: JD; HKEx: 9618), a leading supply chain-based technology and service provider, today announced that Martin Chiping Lau, who has served as a member of the Board of Directors of the Company and a member of the compensation committee thereof since March 2014, has retired from the Company’s Board of Directors, effective immediately.

In addition, the Company is aware that Tencent Holdings Limited (“Tencent”), that currently owns indirectly approximately 17.0% of the Company’s outstanding shares, announced that it will distribute approximately 460 million Class A ordinary shares of the Company owned by Tencent to its shareholders. Immediately following the distribution, Tencent’s shareholding in the Company will be approximately 2.3%, and the shareholders of Tencent who receive shares of the Company in the distribution will become the shareholders of the Company. The Company and Tencent will continue to maintain their mutually beneficial business relationship, including their ongoing strategic partnership agreement.

“On behalf of our company, I want to express my deep appreciation to Martin for his nearly eight years of service on JD.com’s Board of Directors,” said Richard Qiangdong Liu, Chairman and CEO of the Company. “Martin’s extensive experience has been highly valuable to JD.com during his tenure. We will greatly miss his contributions to the board, and look forward to continuing the close and trusted strategic partnership we have formed with Tencent to create more compelling value for our shareholders and the society.”

Mr. Liu continued to add: “We are also thrilled to welcome the shareholders of Tencent as our new shareholders. We are very proud of our technology-enabled, supply chain-based business model, which is deeply rooted in real economy and has been continuously executed by us over the past 18 years following our long-standing business principle of doing business the right way. We believe we are well positioned to drive long-term value for our enlarged shareholder base.”

“It has been an extraordinary privilege to have served on the Board of Directors of JD.com for nearly eight years, and I have tremendous respect for Richard, the management team at JD.com, and my fellow board members,” said Martin Chiping Lau. “JD.com has become one of the most admired companies in China, known for its relentless focus on delivering high-quality products and services and its sound business model, and I am grateful for having participated in its rapid development and served as a member of its board. I also look forward to the continued strong partnership between JD.com and Tencent going forward, and the value creation that both companies will generate for the society.”

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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